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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
(No. and Street)

Waverly (City) IA (State) 50677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd M. Dunning 608-665-7546
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Dr. (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 3/13

OATH OR AFFIRMATION

I, Kevin R. Cummer, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2012 are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin R Cummer
Signature

2-28-2013
Date

Financial Operations Principal
Title

Subscribed and sworn to before me this 28 day of February, 2013.

Debra Landers
Notary Public

NOTARIAL SEAL IOWA
DEBRA LANDERS
Commission Number 717125
My Commission Expires
June 24, 2014

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition (Statement of Cash Flows).
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x)	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Included in (g) Above).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (Filed Separately).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Brokerage Services, Inc.
Waverly, IA

We have audited the accompanying financial statements of CUNA Brokerage Services, Inc., a wholly owned subsidiary of CUNA Mutual Investment Corporation, which is wholly owned by CMFG Life Insurance Company, which is wholly owned by CUNA Mutual Financial Group, Inc., which is wholly owned by CUNA Mutual Holding Company, (the "Company"), which comprises the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis-of-Matter

As discussed in Note 8 to the financial statements, retained earnings at January 1, 2012 has been restated to correct prior year misstatements. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Act of 1934. The schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2013

CUNA Brokerage Services, Inc.

Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	13,339,069
Receivable for commissions		3,952,198
Receivable-other		1,120,486
Federal income taxes recoverable from affiliate		572,461
Deferred tax asset		308,791
Deposits with clearing organizations		105,000
Total assets	$	19,398,005
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions and accounts payable to affiliates	$	4,683,731
Other commissions and accounts payable		164,554
Deferred income		825,111
State income tax payable to affiliate		79,548
Other liabilities		3,817
Total liabilities		5,756,761
Stockholder's equity:		
Common stock--no par value with a $300 stated value; 2,000 shares authorized; 765 issued and outstanding		229,500
Retained earnings		13,411,744
Total stockholder's equity		13,641,244
Total liabilities and stockholder's equity	$	19,398,005

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Income
Year Ended December 31, 2012

Revenues:		
Commissions	$	93,350,943
Fees		15,080,350
Wholesaling commissions and other		6,725,337
Total revenues		115,156,630
Expenses:		
Commissions and other compensation		83,243,630
Contracted services from affiliate		22,067,547
Clearing-transaction fees		600,875
Other		388
Total expenses		105,912,440
Income before provision for income taxes		9,244,190
Provision for income taxes		3,470,796
Net income	$	5,773,394

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common stock Shares		Amount		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2012, as previously reported	765	$	229,500	$	7,078,771	$	7,308,271
Prior period adjustment (Note 8)	-		-		559,579		559,579
Balance at January 1, 2012, as restated	765		229,500		7,638,350		7,867,850
Net income	-		-		5,773,394		5,773,394
Balance at December 31, 2012	-	$	229,500	$	13,411,744	$	13,641,244

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	5,773,394
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(14,623)
Changes in assets and liabilities:		
Receivable for commissions		(163,942)
Receivable-other and miscellaneous		2,264,423
Commissions and accounts payable to affiliates		2,666,351
Other commissions and accounts payable		(809,471)
Deferred income		35,232
Federal income taxes recoverable from affiliate		(1,342,834)
State income tax payable to affiliate		(52,050)
Other liabilities		1,345
Net cash provided by operating activities		8,357,825
Net increase in cash and cash equivalents		8,357,825
Cash and cash equivalents, beginning of year		4,981,244
Cash and cash equivalents, end of year	$	13,339,069
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes, net of refunds	$	4,880,302

See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CMFG Life Insurance Company ("CMFG Life"). CMFG Life is a life insurance company organized under the laws of the State of Iowa for the primary purpose of serving the insurance needs of credit unions and their members.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisors Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company markets mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships and financial planning services primarily to credit union members. Some of the aforementioned product offerings are products managed by affiliates of the Company. The Company is an introducing broker. As such, the Company accepts customer orders but does not hold customers' funds or investments. Rather, the Company arranges for other brokers to clear the transactions on behalf of the customer.

In June 2011, the Board of Directors of CMFG Life approved a plan that converted CUNA Mutual Insurance Society ("CMIS") (now known as CMFG Life Insurance Company) from a mutual insurance company structure to a mutual insurance holding company ("MHC") structure. In September 2011, policyholders and the Iowa Insurance Commissioner approved the plan of reorganization. The new MHC structure became effective January 31, 2012.

Under the reorganization plan, the policyholders of CMIS, who were the members and owners of CMIS, became members and owners of a new legal entity: CUNA Mutual Holding Company ("CMHC"). A second new legal entity was also formed: CUNA Mutual Financial Group, Inc. ("CMFG") to serve as an intermediate holding company, to own CMIS and its subsidiary companies. Finally, CMIS issued 7,500,000 shares of common stock and was renamed CMFG Life Insurance Company.

As discussed in Note 5, CMFG Life and its affiliates provide substantially all of the services required in the conduct of the Company's operations. The results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Receivables for Commissions and Commissions and Accounts Payable—Receivables primarily represent an estimate of trailing commissions due to the Company from the clearing broker and mutual fund families based on a percentage of the customers' assets under management and commissions due for the sale of financial products. Commissions payable represent amounts due to the Company's sales

representatives, both affiliated and unaffiliated, in connection with such estimated trailing commissions and sales.

Commission Revenue—Commission revenue related to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life. The Company generates two types of commission revenue: front-end sales commission that is recognized as revenue on a trade-date basis, as well as trailing commission which is recognized as revenue when earned based on a percentage of the customers' assets under management.

Fee Revenue—Fee revenue mainly consists of managed account program fees for advisory services and 12b-1 fees (distribution fees). Managed account fees are based on a percent of assets under management and are received quarterly and recognized ratably over the quarter. Payments for 12b-1 fees are based on assets under management and are recorded as revenue when earned.

Wholesaling Commissions and Other—Wholesaling commissions and other mainly consist of wholesaling commissions and marketing support fees. Wholesaling commissions are based on a percent of deposits and are recorded on an accrual basis. Marketing support fees are based on sales or assets under management and are estimated and accrued monthly.

Commission Expense—Commission expense related to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life, are recorded on an accrual basis and are included in commissions and other compensation in the statement of income.

Contracted Services from Affiliate—Contracted services relate to expenses such as administrative, operations, other support, and infrastructure costs paid mainly by CMFG Life. The Company reimburses CMFG Life for these allocated expenses.

Clearing—Transaction Fees—Certain securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. The Company's commission revenue and expenses are reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Income Taxes—The Company records income taxes in accordance with Accounting Standards Codification Topic 740, *Income Taxes*. The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the receivables for trailing commissions and other revenue. Actual results could differ from those estimates.

3. INCOME TAXES

The Company is included in the consolidated life-nonlife federal income tax return of CMHC, the Company's ultimate parent, and certain of its domestic subsidiaries. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax expense attributable to income from operations for the year ended December 31, 2012 is as follows:

		2012
Current tax expense:		
Federal	$	3,118,568
State		366,851
Total current income tax expense		3,485,419
Deferred income tax (benefit):		
Federal		(11,096)
State		(3,527)
Total deferred income tax (benefit)		(14,623)
Total income tax expense	$	3,470,796

Federal income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to income before income tax expense primarily due to the deduction of state income taxes for federal purposes.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company's deferred tax asset as of December 31, 2012 is due to recognition of deferred income.

The Company has determined that no material uncertain tax positions exist as of December 31, 2012. As a result, the Company has not recorded any liabilities for material unrecognized tax benefits as of December 31, 2012. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes, as appropriate. For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for the years ended before December 31, 2008. However, the statutes remain open for years ended after December 31, 2004. The Internal Revenue Service statute of limitations for years prior to 2008 is expected to close in early 2013.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2012, the Company had net capital under Rule 15c3-1 of $8,072,729 which was $7,688,945 in excess of its required net capital of $383,784, and the Company's ratio of aggregate indebtedness to net capital, as defined, was .71 to 1.

The Company has entered into a written agreement with its clearing firm, which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, $100,000 held on deposit at the clearing firm is treated as an allowable asset for purposes of the Company's net capital computation.

5. RELATED PARTY TRANSACTIONS

CMFG Life provides services to CBSI as defined in expense sharing agreements and charges CBSI for the cost of such services. CMFG Life pays commissions and compensation expenses on behalf of CBSI, for which CBSI reimburses CMFG Life. The agreements cover expenses related to sales and marketing, administrative, operations, other support and infrastructure costs. Total expenses related to CBSI for services provided by CMFG Life for the year ended December 31, 2012 were reported as follows on the accompanying statement of income.

	2012
Commissions and compensation to affiliates	$ 83,243,630
Contracted services from affiliates	22,067,547
Total related-party expenses	$ 105,311,177

Commissions and accounts payable to affiliates were netted against accounts receivable from affiliates for presentation on the statement of financial condition.

Commissions and other compensation expenses, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes $74,154,115 of compensation expense and $9,089,515 of benefits and related expenses for the year December 31, 2012.

Commission income received by the Company from CMFG Life for brokering proprietary products of CMFG Life was $6,099,407 for the year ended December 31, 2012.

Related party balances are generally settled monthly.

6. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Credit Risk—As an introducing broker, the Company accepts customer orders and arranges for other independent licensed brokers to clear the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Under the terms of the Company's agreements with its clearing agents the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

At December 31, 2012, the Company has recorded a liability of $3,567 to cover deficit balances of customers who were introduced to the Company's clearing agent in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company believes that the likelihood that it will be required to make additional payments under this agreement is remote; therefore no additional contingent liability is carried on the statement of financial condition for these transactions.

Regulatory Matters—In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation—The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

7. DEFERRED INCOME

The Company reached agreement in 2011 to expand use by CBSI's customers of a clearing broker's technology platform. The agreement called for an incentive payment of $850,000 which was received in 2012. The incentive payment is to reimburse CBSI for expenses associated with various commitments in the agreement, with the intention of switching customers to the new technology. During 2012, $489,768 of expenses were credited against contracted services from affiliate. The outstanding balance of $75,111, net of expenses credited in 2012 and 2011, is recorded as deferred income in the statement of financial condition.

CBSI sells variable annuities on behalf of an unrelated insurer. The Company received bonus commission payments in 2012 of $700,000; the total received inception to date is $925,000. Because $750,000 of the bonus is subject to refund based on future production, $750,000 of such bonus payments received were recorded as deferred income in the statement of financial condition. The bonus is recognized as revenue when variable annuity sales exceed established thresholds, and therefore no longer subject to the refund. The Company recognized $175,000 of revenue in 2012.

8. RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's financial statements as of and for the year ended December 31, 2011, management determined it had incorrectly accounted for certain commission and fee income earned. In the previously issued financial statements, the Company incorrectly recorded certain trailing commission income and distribution fee revenue as cash was received rather than when such amounts were earned. This resulted in a cumulative understatement of retained earnings of $524,946 at

December 31, 2011. In addition, other miscellaneous errors were identified, which resulted in an additional understatement of retained earnings of $34,633 at December 31, 2011. Accordingly, the Company has adjusted opening retained earnings by $559,579 at January 1, 2012.

9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2012

Stockholder's equity	$ 13,641,244
Deductions:	
Nonallowable assets	5,322,004
Haircut on securities	246,511
Net capital	8,072,729
Amounts included in total liabilities which represent aggregate indebtedness:	
Commissions and accounts payable to affiliates	4,683,731
Other commissions and accounts payable	164,554
Deferred income	825,111
State income tax payable to affiliate	79,548
Other liabilities	3,817
Total aggregate indebtedness	5,756,761
Capital requirement:	
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)	383,784
Net capital in excess of requirement	$ 7,688,945
Ratio of aggregate indebtedness to net capital	.71 to 1

RECONCILIATION WITH COMPANY'S ORIGINAL COMPUTATION
(INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2012):
Schedule below displays differences between the net capital reported above and that reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 25, 2013.
Amended FOCUS Report was filed on February 28, 2013.

	As Amended	As Originally Filed	Net Change
Stockholder's equity	$ 13,641,244	$ 12,835,173	$ 806,071
Net capital	8,072,729	7,229,682	843,047
Total aggregate indebtedness	5,756,761	6,649,807	(893,046)
Minimum capital requirement	383,784	443,321	(59,537)
Net capital in excess of requirement	$ 7,688,945	$ 6,786,361	$ 902,584
Ratio of aggregate indebtedness to net capital	.71 to 1	.92 to 1	

The net change primarily related to increases in commission fees and other revenue partially offset by commission expense, which increased net income.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2012

The Company claims an exemption from the Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 28, 2013

CUNA Brokerage Services, Inc.
2000 Heritage Way
Waverly, IA

In planning and performing our audit of the financial statements of CUNA Brokerage Services, Inc., a wholly owned subsidiary of CUNA Mutual Investment Corporation, which is wholly owned by CMFG Life Insurance Company, which is wholly owned by CUNA Mutual Financial Group, Inc., which is wholly owned by CUNA Mutual Holding Company, (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unqualified opinion on those financial statements and includes an emphasis-of-matter paragraph relating to the restatement of January 1, 2012 retained earnings), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012. The deficiency identified relates to the design of the Company's review of accounting for certain types of revenue and expense transactions. The Company is in the process of remediating the material weakness in internal controls over financial reporting by implementing enhancements to the design and implementation of the controls relating to the accounting and financial reporting processes.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives, other than as discussed in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2012, and Independent Auditors' Report, and Supplemental Report on Internal Control

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INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
CUNA Brokerage Services, Inc.
Waverly, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CUNA Brokerage Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 and noted that the amount reported on the audited Form X-17A-5 was $115,156,630 and the amount reported on the Form SIPC-7 was $117,222,158. Management has indicated the difference is a result of including revenue amounts not included in its prior year Form SIPC- 7 that relate to 2011 as a result of a restatement of the Company's financial statements.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

0030027 FINRA DEC

CUNA Brokerage Services, Inc. 17*17
C/O CUNA Mutual Group
PO Box 354
Waverly IA 50677-0354

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kevin Cummer 319.483.3051

2. A. General Assessment (item 2e from page 2) $7,594

B. Less payment made with SIPC-6 filed (exclude interest) (3,749)
July 26, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $3,845

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3,845

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,845

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CUNA Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 13.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$117,222,158
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$113,854,575
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$292,740
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	$6,720
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$30,527
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	$114,184,562
2d. SIPC Net Operating Revenues	$3,037,596
2e. General Assessment @ .0025	$7,594
	(to page 1, line 2.A.)